FILED BY PERFORMANCE FOOD GROUP COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CORE-MARK HOLDING COMPANY, INC.

COMMISSION FILE NO. 000-51515

The following is a transcript of a fireside chat involving officers of Performance Food Group Company (“PFG”) at the Jefferies Virtual Consumer Conference on June 23, 2021. Although every effort has been made to provide an accurate transcription, there may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

* * *

Alexander Russell Slagle

Analyst, Jefferies LLC

Good morning. I’m Alex Slagle from Jefferies. I’d like to think the Performance Food Group team for joining us today. We have CEO, George Holm; CFO, Jim Hope, and Vice President of IR, Bill Marshall. First, I’ll hand it over to Bill for quick disclosure on forward-looking statements, and then we can sit down for the fireside chat.

William Marshall

Vice President-Investor Relations, PFG

Thanks, Alex, and good morning to everyone. Just before we get started with the fireside chat, a few reminders. Our discussion today may include forward-looking statements and projections of future results. Please review the Cautionary Forward-Looking Statements section in our SEC filings for various factors that could cause our actual results to differ materially from our forward-looking statements and projections.

With that, I’ll turn it back over to Alex.

Alexander Russell Slagle

Analyst, Jefferies LLC

Great, thanks. So, to start off, George, I think it’d be helpful, if you could set the stage in terms of PFG’s growth strategy, the evolving makeup of the company, the pending Core-Mark acquisition announced last month, that’ll probably be a good place to start.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. I mean, our strategy is the same as it’s really been for many years. And our Performance Foodservice business got a heavy focus on independent customers, a heavy focus on our brands, trying to continue to grow with the right type of chain customer. And then, in the Vistar side of our business, it’s really all about the different channels that we’re able to compete within. We started out in Vistar as just a vending and office coffee service company, and added theater, and then retail, and went into some different areas of basically the impulse buy product.

And then, we made the small move first into convenience with the purchase of Eby-Brown, and then we made the large move, which we hope to grow sometime in the near future with Core-Mark and just making sure we stay real close to the customer, we really work hard on our branded products/ And that’s who we are and that’s I think who we’ll continue to be.

Alexander Russell Slagle

Analyst, Jefferies LLC

Great. I’d like to spend some more time digging into this strategy a bit more, but maybe first it would be great to get some commentary on the recent sales performance and color around the raised guidance you provided yesterday and it is top of mind for investors.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Sure. Our sales are extremely strong, much better than we have projected a couple of months ago. As usual, we had a record week Mother’s Day week, we just about always do. Usually, we top that about the first week of October. And we’ve been topping it since the Mother’s Day. We’ve continued to gain momentum, which has been extraordinarily pleasing, but also comes with the challenges that we all have with labor. But we just see the industry right now is very strong, and it’s pretty much strong across the board.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

As far as the guidance goes, yeah, we did raise our outlook for sales from a floor perspective, we’re not less than number. We raised that quite a bit. And we raised our floor guidance around adjusted EBITDA from $185 million to $190 million. And as you know, we have — most companies would have quite a bit of confidence and precision in how they could estimate sales, because we get daily sales reports as we approach guidance around adjusted EBITDA. There are still some variables and unknowns out there as we go into the month-end close. I would expect that to tighten up. But we were — we’re very happy and pleased to be able to lift the floor guidance from $185 million to $190 million.

Alexander Russell Slagle

Analyst, Jefferies LLC

That’s great. And as some investors are kind of wondering the adjusted EBITDA guidance, it seemed like the increase was relatively modest compared to the really big increase in the net sales outflow. Are there — what are sort of the moving pieces? I guess some of it is just the visibility at this stage of the quarter, but any other cover there? That’d be helpful.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Not really. That’s all of it. That’s the only thing. There’s the understanding that we had a lot more confidence around precision on a sales number. And we have a little bit of uncertainty around how adjusted EBITDA will come up at the month end close, that’s not unusual and there’s nothing really unusual about it at all.

Alexander Russell Slagle

Analyst, Jefferies LLC

Okay. Well, circling back to the M&A strategy, just want to dig a little deeper. I mean has the strategy shifted toward making larger acquisitions than in the past? I mean is it sort of a coincidence or just part of the evolution of your strategy based on what you’ve learned from previous transactions? I mean it has been a few large ones in the last couple years, Reinhart and — we’re now looking at your pro forma revenue, it’s like 2.5 times what it was in 2018, so kind of just thoughts on that?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Well, you know what, we haven’t really changed our outlook much. We’ll still be opportunistic and we’ll still do something that’s smaller, if it’s the right fit and if it’s available. But we are getting at a size where it’s hard to move the needle with a small acquisition. What we also find is they come with, in some instances, almost as much work and as much time and energy you put into it as you do a large one.

Our future, as far as where we see ourselves going, still lies primarily with foodservice. It’s just a difficult time to do any acquisitions in the foodservice area, much more affected then certainly the convenience part of the business by COVID. Actually, Vistar affected even more than the Foodservice business. So as — in conversations with people which we continue to have and actually quite a bit of late about purchasing a company, it’s just really hard to — you can’t use these like a trailing 12-month number means very little. That’s very few people did well during COVID. And it’s even a little bit hard to use real current numbers, because we don’t know for me being a little bit of a bubble, lot of pent-up demand for eating out, so we’re going to continue the conversations with people. I’m not saying we won’t get something done in the near future. There’s always that chance that you can sit down and — as reasonable people and agree on what that starting number is to determine a multiple. But I would say that’s probably ways out.

We’ve wanted to do Core-Mark for actually several years and something that we regularly talked about as management team, made the decision to kind of put our toe in the water first and do Eby. I think the strategy probably does confuse some people, but if you look at convenience store and they have one right in their Core-Mark offices, not open to the public, but it’s part of their center of excellence. In the corner, they have a display, a tobacco’s display and they have an auto display. And every other SKU in that room, either Performance Foodservice or Vistar or both had a business relationship with that supplier and did anywhere from good to really significant business with them.

And that gives us I think an advantage in that business. It also puts us in a position where we have the scope and the scale that we want to have to be successful and something that we haven’t achieved yet with our broadline business. I think we still only have one broadline business that’s west of Mississippi other than Texas. And it hampers Vistar. Vistar, we’ve always had a good national footprint and now this will give us the same thing with the Core-Mark and we expect to grow the business we think will do very well.

Alexander Russell Slagle

Analyst, Jefferies LLC

Good. And maybe a background on the size of the broader C-store opportunity, and what the landscape looks like. I know you provided some details in your release yesterday, but it’d be helpful to hear what you think investors need to know and might under appreciate.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. Well, it’s a very large business. Core-Mark alone sells 40,000 different convenience stores. There’s about 180,000 in North America. We peg the business for foodservice to be in about $55 billion annual range. So obviously, if we could get to where we have the same market share in the foodservice part of convenience as we do in total convenience, it’s a significant growth factor for us.

Today, we actually do more foodservice business into convenience stores out of our Performance Foodservice division than we do out of Eby-Brown. And we expect that part of it to continue to grow as well. Then you’ve got that tobacco component, which will be very transparent about as we start to report Core-Mark numbers. It [indiscernible] the revenue base tremendously, actually. I mean, Vistar and Performance will be pretty comparable in size. We just had our first $0.5 million week for Foodservice, and that’s about — it’d be a little bit more than that in revenue, if Core-Mark was part of our company today, on a weekly basis.

But, if you get outside of the tobacco, it’s still not a significant portion of our business, a very important part of our business, but not real significant. And it’s the Foodservice part of the business that we expect to see our biggest growth.

Alexander Russell Slagle

Analyst, Jefferies LLC

What is the growth in the Foodservice sort of piece of the [ph] C-store look like historically, and maybe going forward?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Well, the projections are about 4% real growth a year, which in the Foodservice channel, that’s a high number. It’s hard to find a channel that’s close to that. They were affected, convenience stores for the Foodservice business by COVID pretty significant, like 20% declines, the rest of the store was not affected, but Foodservice was. But we expect to see that 4% real growth come back. Starting to happen already. And I think we’ll do a good job of getting our piece of it.

Alexander Russell Slagle

Analyst, Jefferies LLC

Maybe talk about some of the success you saw with Eby-Brown and Foodservice that gave you the confidence to push further into the channel of Core-Mark.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. Eby-Brown has been a big success for us. If you look at the EBITDA that we’re producing there, trailing 12-month, it’s more than double what it was the time we bought it, the trailing 12-month EBITDA. The Foodservice, it took us a while that put the programs together that we needed and then COVID came, and made it real difficult to go make those presentations and people weren’t of the mindset that they were going to make big changes to the foodservice.

So, a good deal of the success that we’ve had has been recent. We are very strong in pizza as a Foodservice company. So as you would expect, pizza is where we’ve done the best, working with Eby-Brown people, some delivered on Eby-Brown truck, some of it delivered on Performance Foodservice truck. We’ve also done quite well with chicken. And to our surprise, those programs we put together were actually doing better in Foodservice than we are inconvenience with those products. And a lot of that is because of ghost kitchens and people making the decision to do something that’s turnkey and not real labor intensive and offering that up. So we’re just real excited about the Foodservice part of the convenience business.

Alexander Russell Slagle

Analyst, Jefferies LLC

Maybe talk about how you jump start Foodservice growth, I guess eventually in Core-Mark, I guess it’s some of those same !earnings from Eby-Brown.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Absolutely. I mean we can’t work within. Yeah, we’ve got to get through FTC. But their outlook on foodservice is very similar to ours. Culturally, we’re very similar actually.

They — a lot of their foodservice business they do through redistribution. They have four redistribution centers. So, we feel we have a lot to bring to the table to either get that product indirect with increased volume or to split orders with our local Performance Foodservice company, which is much more efficient and cost effective than going through redistribution. They have fairly small coolers and freezers, which is the norm in the convenience business. So, once again as has happened with Eby-Brown, we see a good bit of that at a certain commitment level that a convenient store has the foodservice, we see ourselves going in there from both companies.

Alexander Russell Slagle

Analyst Jefferies LLC

How does as the size and scale here? And how would this open up opportunities? I mean you suddenly jumped from being a more regional player to major national force. I mean, what does this do for you in terms of opening up opportunities, product offering [indiscernible]?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. Our biggest success with Eby-Brown has been an emphasis on the independent convenience store and it took us about six months to hit double-digit growth and independent, and we’ve stayed there. And that will also be a focus in Core-Mark. They already do fairly a good job there.

And then, when it comes to the larger chains, it’s going to be similar, once again, to our foodservice. It’s going to be a little chunky. You pick one up, you’re going to get some good growth. We did add a couple distribution centers. That was part of our agreement in speedway, when we did the Eby-Brown deal. And that’s worked out very well for us. So, we’re always open with some of these larger ones to do dedicated facilities for them. Not uncommon in convenience. Actually, self-distribution is not all that uncommon.

But we’ve had six years in a row of double-digit growth in the convenience out of our Performance Foodservice and I don’t see any reason for that to slow down at the same time. And I think particularly in the West where we’re not as equipped from a product standpoint, this gives us an opportunity with the customer base that Core-Mark has to grow that SKU base that fits with convenience and they’re strong in the West, very, very strong. Also gives us an opportunity not so much for Foodservice, but in the English-speaking part of Canada where we’ve had our theatre customers, our big-box customers that have wanted us to go North of the border, hasn’t been something that we wanted to do at that smaller scale, but with Core-Mark, we’ll have that opportunity.

Alexander Russell Slagle

Analyst, Jefferies LLC

Do you — can you talk about your confidence in sort of going through the FTC review and the process getting to a close, how you feel about it now relative to past transactions?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. Actually, I feel better about it than I did Reinhart. I thought Reinhart would be more kind of time-consuming and more work and it was. It was very time-consuming, there was lot of work. But they saw the logic in not acquiring any divestitures and we hope to see the same thing again. And we’re experienced with the FTC. We’ve been through it really three times. They’ve made good decisions in the past and I think that if we get it through without any divestitures, that will be a win, and it’s a very good deal, even if we have to do one.

Alexander Russell Slagle

Analyst, Jefferies LLC

Then, integration thoughts and the expectation of $40 million in cost synergies, maybe you can talk about the confidence and ability to integrate smoothly. Just what’s easier or more difficult here versus the previous transactions?

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

While I think the things about it that are easier, I’ll go to Jim on the G&A. But if you take Reinhart, we haven’t at this point combined any distribution facilities. We overlap from a geographic standpoint. We are careful, because the brand portfolios are so different and we are doing a very good job of coexisting. And it’s difficult, it’s going to take time, it’s nice because we’ve done really well with it. We’ve done well with synergies and we’ve got more for the future.

But with Core-Mark and Eby-Brown, their inventories are very similar, it’s not as private branded-driven business, it’s very little of it. It’s similar to what we’ve done with Vistar, where we’ve made acquisitions and been able to integrate them quickly, because the product base is so similar. And I expect us to be able to move quicker, but we’re still going to be very conscious of dislocating employees more important than ever, and we’re going to be very conscious of not disrupting the customer. So, the bulk of our early work is going to be around those things that are noncustomer facing. And once again, we have a lot of experience doing that. Jim’s people did just not only a really great job with Reinhart, but quicker than we expected and more efficient than we expected, and certainly did not have any impact on the customer.

So, from there, I’ll kind of turn it to Jim. He can talk a little bit about the synergies. James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah. George, that was right. That was probably a really good way to approach and explain it. The only thing I would add is I hope folks realize we’re building on the experience we have of integrating Eby-Brown, building on the great experience we have of integrating Reinhart, a much larger company. We’re now working with another public company that already has a lot of the procedures and process and discipline in place that it require. So, that work becomes much easier and we’ll be using the same integration leadership team and support that we had with the previous two integration efforts. So, we do come into this with a good degree of confidence, there’s always things to learn, but Core-Mark is such a well-run company. I’m very optimistic this will go smoothly.

Alexander Russell Slagle

Analyst, Jefferies LLC

Great.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. And I should make another comment based on what Jim said that Core-Mark is a very well-run company. Not being that critical at all at Eby-Brown, but it was smaller, it wasn’t a public company. I gave those numbers as to how we increased the EBITDA on Eby-Brown. We would like to do that with Core-Mark, we don’t expect to do that. It’s much further along as a company and they’ve been pretty transformative. But similar to Eby-Brown and very similar to Reinhart is the fit has been very good with the people. We knew that going in with Eby, because we’ve known the people for years. We knew so many of the Reinhart people we expected that to go well.

Our relationships within Core-Mark are basically their leader, and as we got exposed to the rest of their people, somewhat through due diligence, but of course visiting and we visited there, we visited with them [indiscernible]. Core-Mark went extremely well as I expected, because [indiscernible] change for the company. It’s always hard going to an Eby that — eventually, it will be a region. I mean it’s not going to be a corporate headquarters, but it went very well. The leadership did a great job at Core-Mark of presenting and we feel at this point as strong about Core-Mark as we’ve thought about Reinhart.

Alexander Russell Slagle

Analyst, Jefferies LLC

That’s great. Just wrapping up the M&A discussion, I mean how should we think about the timeline and potential for future acquisitions just given the Core-Mark process and eventual integration activities? I mean, what’s on the table, off the table at this point?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. We’ll really be focused on Foodservice. The way we do integration, obviously, you got some G&A areas that people are involved in integration, no matter what their day to day work is, and they’re experienced with we’ve done so many and that’s gone well. But they do have some work to do, obviously, with Core-Mark. But our integration folks for Foodservice, what we need to get done at Reinhart is basically done, and for us to do — and I also should comment, we have the capital structure to do it. I mean doing the Core-Mark deal with half equity does a lot to keep us in a position where we can continue to be opportunistic. So, I see us — provided there’s willing parties, I see us getting some things done in Foodservice in the next few years.

As far as doing something the size of a Reinhart, something the size of a Core-Mark, number one, I’m not so sure anything is out there of that size. And secondly, as confident as we are and how well Reinhart is going and it’s going extremely well, top line and bottom line, we’re not ready for another one right now of Reinhart size, that’s for sure. We are going to be very opportunistic and we’re going to continue to work and find the right cultural fits. And M&A is going to be a big part of what we do in the near future.

Alexander Russell Slagle

Analyst, Jefferies LLC

Sounds good. On the Vistar business, maybe we just touch on that how the recent performance has gone, case volumes compared to 2019 levels, and maybe just how the various channels are progressing?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Yeah. I’ll go through those and try to fairly quickly, been severely impacted as a business. If you think about what this store does outside of the convenience area, it relies on people going to work, people traveling and people gathering in groups. That’s what those channels are. So, needless to say very effective. Now, we have a nice business in dollar stores, that’s doing well. We have a corrections business, which is commissary corrections, that’s doing well, those both fairly unaffected. The retail has come back so much stronger than we ever expected. The last couple months have been very good for retail and back above 2019 levels. As people got back out, they’re shopping again and they’re buying the impulse buy items.

Vending, I would characterize the blue-collar vending is back, pretty much normal, that’s been helpful for us. White-collar vending, no, people are not back in the offices. What is helping our vend business come back quick is our vend operators that we saw are the same people that do micro markets and micro kitchens, and we have an uptick and a big uptick in micro markets that are growing in this fall, and many of them are businesses deciding to put a micro market in as opposed to the cafeteria that they had in the past. So, that’s to some degree good news, bad news, because that means they’re probably not anticipating bringing as many people back in the office every day and that’s affected our office coffee service business. So, that’s one that we’re not confident that it’s going to come back to 100% of what it was before.

And then, the other area that has been really major affected is theater and it’s a good sized channel for us. We’re seeing that start to come back. It’s slow, but there’s been a lot of product that was produced that was supposed to go to market in the last year and no one was going to put a new movie out when there was no business to speak of. So, provided people are as comfortable to come back to a theater as they, obviously, are to come back to a restaurant, we see that booming. We don’t have a comparison other than China, which has a movie-going population and there COVID subsided much before — started before, subsided before, you want to go to a movie there, you better get online three, four weeks ahead and get your seat. It’s been booming. So, that one is kind of up in the air, but what I will say is that our improvement of late has been tremendous. That business for us is our most profitable business.

We did $75 million, $80 million a week pre-COVID and we went to 30s and we stayed there for a long time. Then, we kind of crept up into the 40s and into the 50s, and now we’ve had the last three weeks, we’ve been into the 60s. So, we’ve been running right around 10% declines from 2019. So, the way we look at it is, if theater and office coffee come back at say, 75% of what it was before in theater, 50% of what it was in office coffee, we’ll be in good shape. And one of the reasons for that is that we’ve picked up business during this COVID and it didn’t show up. I mean, I guess [ph] it made the bends that are really bad. It just didn’t show up and that will show up. And it’s an extraordinarily well-run business, great leadership, and we’re very confident that as we get deeper into fiscal 2022 that that business will be back to the fiscal 2019 levels.

Alexander Russell Slagle

Analyst, Jefferies LLC

Great. Thanks for that. With just a minute or two left, I really do want to touch on some of the recent inflationary pressures, commodities, freight, and if you could just sort of touch on how your contracts allow for costs to get passed along and ability to price [ph] independent customers and how that’s — how you see that going?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

I’ll turn that over to Jim.

Alexander Russell Slagle

Analyst, Jefferies LLC

Okay.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG

Yeah. Without going into too much detail about customers and our interaction with them and our contracts, I can tell you that we do have the ability to pass along inflation relatively fast. It’s fast enough and we’re comfortable with that approach. Nobody likes too strong inflation, but we think it’s manageable now, it’s definitely volatile and what we saw a couple weeks ago isn’t what we see this week and we expect it to be a little bit different next week as well as inflation is definitely a dynamic variable that we’re all experiencing.

As far as freight, again, without going into too much detail about it, I would just say that we have our own way of handling inbound freight and partnering with our carriers. It works for us and we really count on those good freight carriers that we work with. They’ve done a great job for us and we expect that to continue.

Alexander Russell Slagle

Analyst, Jefferies LLC

Great. On the labor front, I mean, are you feeling comfortable you’re able to hire as many people as you need and manage to be flexible to sort of meet the demand?

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Labor isn’t a Performance Food Group issue alone or a Foodservice distribution industry alone, it’s everywhere, and I’ve been traveling the last few weeks and I see it everywhere I go. So, to say that we’re confident, no, it’s going to take a while to get to where we have the number of people that we need to have. But we’re getting the job done, not as well as we would like to. Our inbound service levels are suffering. Therefore, it impacts our outbound service levels, and we are working people a lot of hours, business is very physical. I say that yet it might be harder for us than some others because of — I mean, if we were hiring back to 2019 levels, we would be in real good shape. Last week, we did $100 million more business than we did that week in 2019. It takes a lot of people to deliver $100 million worth of food and food-related product. So, that’s what we’re dealing with. It ain’t easy, but we are dealing with it and we’re getting the product to our customers, and our people have just been fantastic so, but it’s tough.

Alexander Russell Slagle

Analyst, Jefferies LLC

That’s great. Well, thank you very much for the time. Thank you for attending everyone. That will do it for this session. Thanks, everyone.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

And I hope to see everybody in person next year. It would be much nicer.

Alexander Russell Slagle

Analyst, Jefferies LLC

Thanks. We’re looking forward to it.

George L. Holm

Chairman, President & Chief Executive Officer, PFG

Thanks, Alex.

James D. Hope

Chief Financial Officer & Executive Vice President, PFG Thank you.

George L. Holm

Chairman, President & Chief Executive Officer, PFG Thanks, Jim.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the PFG’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020 filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements:

•	integration of our acquisition of Reinhart;

•	the material adverse impact the COVID-19 pandemic has had and is expected to continue to have on the global markets, the restaurant industry, and our business specifically;

•	competition in our industry is intense, and we may not be able to compete successfully;

•	we operate in a low margin industry, which could increase the volatility of our results of operations;

•	we may not realize anticipated benefits from our operating cost reduction and productivity improvement efforts;

•	our profitability is directly affected by cost inflation and deflation and other factors;

•	we do not have long-term contracts with certain of our customers;

•	group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations;

•	changes in eating habits of consumers;

•	extreme weather conditions;

•	our reliance on third-party suppliers;

•	labor relations and cost risks and availability of qualified labor;

•	volatility of fuel and other transportation costs;

•	inability to adjust cost structure where one or more of our competitors successfully implement lower costs;

•	we may be unable to increase our sales in the highest margin portion of our business;

•	changes in pricing practices of our suppliers;

•	our growth strategy may not achieve the anticipated results;

•	risks relating to acquisitions, including the risk that we are not able to realize benefits of acquisitions or successfully integrate the businesses we acquire;

•	environmental, health, and safety costs;

•	the risk that we fail to comply with requirements imposed by applicable law or government regulations;

•	a portion of our sales volume is dependent upon the distribution of cigarettes and other tobacco products, sales of which are generally declining;

•	if the products we distribute are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims;

•	our reliance on technology and risks associated with disruption or delay in implementation of new technology;

•	costs and risks associated with a potential cybersecurity incident or other technology disruption;

•	product liability claims relating to the products we distribute and other litigation;

•	adverse judgements or settlements;

•	negative media exposure and other events that damage our reputation;

•	decrease in earnings from amortization charges associated with acquisitions;

•	impact of uncollectibility of accounts receivable;

•	difficult economic conditions affecting consumer confidence;

•	risks relating to federal, state, and local tax rules;

•	the cost and adequacy of insurance coverage;

•	risks relating to our outstanding indebtedness;

•	our ability to raise additional capital;

•	our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

•	the possibility that the expected synergies and value creation from the acquisition of Reinhart will not be realized or will not be realized within the expected time period; and

•	the following risks related to the proposed acquisition of Core-Mark ( the “Core-Mark Transaction”):

•

the risk that U.S. federal antitrust clearance or other approvals required for the Core-Mark Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and PFG’s resources or otherwise have an adverse effect on PFG;

•

the possibility that conditions to the consummation of the Core-Mark Transaction, including approval by Core-Mark shareholders, will not be satisfied or completed on a timely basis and accordingly the Core-Mark Transaction may not be consummated on a timely basis or at all;

•	uncertainty as to the expected financial performance of the combined company following completion of the Core-Mark Transaction;

•	the possibility that the expected synergies and value creation from the Core-Mark Transaction will not be realized or will not be realized within the expected time period;

•

the exertion of PFG management’s time and PFG’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the Core-Mark Transaction;

•

the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Core-Mark Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected;

•	availability of debt financing for the Core-Mark Transaction and our refinancing plans on terms that are favorable to us;

•	a downgrade of the credit rating of PFG’s indebtedness, which could give rise to an obligation to redeem existing indebtedness;

•

potential litigation in connection with the Core-Mark Transaction may affect the timing or occurrence of the Core-Mark Transaction or result in significant costs of defense, indemnification and liability;

•	the inability to retain key personnel;

•	the possibility that competing offers will be made to acquire Core-Mark;

•

disruption from the announcement, pendency and/or completion of the Core-Mark Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and

•	the risk that, following the Core-Mark Transaction, the combined company may not be able to effectively manage its expanded operations.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this release or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this release or our statement, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, PFG intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of PFG’s common stock to be issued in the proposed transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). Core-Mark will send the Proxy Statement to its stockholders, and each party may file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Form S-4, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, CORE-MARK, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on PFG’s website at www.investors.pfgc.com or by contacting PFG’s Investor Relations department at investor@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core-mark.com/investors or by contacting Core-Mark’s Investor Relations department at ir@core-mark.com.

Participants In The Solicitation

PFG and its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction.

Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com.

Investors may obtain additional information regarding the interest of such participants by reading the Form S-4, the Proxy Statement and other materials to be filed with the SEC in connection with proposed transaction when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.